Exhibit (4)(c)

Form of 403(b) Endorsement

PEOPLES BENEFIT LIFE INSURANCE COMPANY

A Stock Company

Home Office located at: 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499

(Hereafter called the Company, we, our or us)(800)-525-6205

AMENDATORY ENDORSEMENT

As this contract is issued to furnish the Annuitant with an Annuity at retirement within the provisions of Section 403(b) of the Internal Revenue Code (IRC), as specified in the application, it is amended by the addition of the following provisions.

1.	This contract is non-transferable. In addition, except as provided in this paragraph 1, no portion of the Annuitant’s interest in the contract can be transferred or assigned to any person other than us. The Annuitant may elect, at the time and in the manner prescribed by us, to have any part of an eligible rollover distribution paid directly to an eligible retirement plan specified by the Annuitant in a direct rollover which is in accordance with the provisions of IRC Sections 403(b)(10) and 401(a)(31) and related regulations. An eligible retirement plan is another IRC Section 403(b) annuity contract, individual retirement account or annuity qualified under IRC Section 408(p), or an eligible retirement plan described in IRC Section 402(c)(8).

2.	Cash loans will not be made by us from the contract, unless the contract contains a Contract Loan Provision which permits Cash Loans. Loans will be considered a distribution any time the requirements of IRC Section 72(p) are not met.

3.	The Annuitant will have at all times a 100% non-forfeitable interest in this contract.

4.	If the Annuitant is married, a joint and survivor annuity will automatically be applied if no other option has been elected as a settlement option at the Annuity Commencement Date.

5.	The entire interest shall be paid to the Annuitant on or before April 1 following the calendar year in which the Annuitant attains age 70 1/2 or retires, whichever is later, or irrevocable elected to provide periodic payments starting on or before April 1 following the calendar year in which the Annuitant attains 70 1/2 or retires, whichever is later, for:

a.	the life of the Annuitant;

b.	the lives of the Annuitant and his or her designated beneficiary;

c.	a period not extending beyond the life expectancy of the Annuitant; or

d.	a period not extending beyond the joint and last survivor expectancy of the Annuitant and his or her designated beneficiary.

Minimum Amounts to be Distributed

If the Annuitant’s entire interest is to be distributed in other than a lump sum, then the amount to be distributed each year (commencing on or before April 1 following the calendar year in which the Annuitant attains age 70 1/2 or retires, whichever is later, and each year thereafter) must be at least an amount equal to the Annuitant’s entire interest divided by the applicable distribution period. The applicable distribution period for calendar years up to and including the distribution calendar year that includes the Annuitant’s date of death is determined using the Uniform Lifetime Table in Q&A-2 of Treasury Regulation Section 1.401(a)(9)-9 for the Annuitant’s age as of the Annuitant’s birthday in the relevant distribution calendar year. If the Annuitant’s spouse is the sole beneficiary of the Annuitant’s entire interest, the applicable distribution period is the longer of the applicable distribution period determined in accordance with the Uniform Lifetime Table in Q&A-2 in Treasury Regulation Section 1.401(a)(9)-9 or the joint life expectancy of the Annuitant and spouse using the Annuitant’s and spouse’s attained ages in the distribution calendar year using the Joint and Last Survivor Table of Treasury Regulation Section 1.401(a)(9)-9 Q&A-3.

Any minimum annuity or distribution amounts elected by the Annuitant shall be made at least once per year in accordance with the requirements of Treasury Regulation Section 1.401(a)(9). The incidental death benefit requirements specified in Q&A-2 of 1.401(a)(9)-6 will be satisfied if made in accordance with this section. The minimum amount distributed is an amount that does not increase from year to year except as allowed by Treasury Regulation Section 1.401(a)(9)-6.

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6.	If the Annuitant dies before the entire interest is distributed, the following distribution rules shall apply:

a.	If the Annuitant dies on or after the date required distributions commence, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution in effect prior to the Annuitant’s death.

b.	If the Annuitant dies before required distributions commence, the Annuitant’s entire interest will be distributed in accordance with one of the following four provisions:

1.	If the Annuitant’s interest is payable to a designated beneficiary who is someone other than the Annuitant’s surviving spouse, the entire interest will be distributed in substantially equal installments over the life or life expectancy of the designated beneficiary commencing on or before the end of the calendar year immediately following the calendar year in which the Annuitant died. The designated beneficiary may elect, at any time, to receive greater payments.

2.	If the sole designated beneficiary is the Annuitant’s surviving spouse, the spouse may elect to receive required distributions on or before the later of: the end of the calendar year immediately following the calendar year in which the Annuitant died; or the end of the calendar year in which the Annuitant would have attained age 70 1/2. The surviving spouse may accelerate these payments at any time (i.e., increase the frequency or amount of such payments).

3.	If the sole designated beneficiary is the Annuitant’s surviving spouse, the spouse may treat the contract as his or her own Individual Retirement Annuity (IRA). This election will be deemed to have been made if the surviving spouse makes rollover to or from such contract, or fails to elect any of the three provisions. If the surviving spouse is an active participant in an eligible retirement plan (as defined in paragraph 1 above), the spouse may transfer the entire interest in the contract to the spouse’s own plan.

4.

If there is no designated beneficiary, or if distributions have not begun under paragraph b. 1 above, the Annuitant’s entire interest will be paid by the end of the calendar year containing the fifth (5th) anniversary of the Annuitant’s death.

c.	For purposes of the above, payments will be calculated by the use of the applicable distribution period for the Annuitant (determined in accordance with the Uniform Lifetime Table in Q&A-2 of Treasury Regulation Section 1.401(a)(9)-9 or, when applicable, the Joint and Last Survivor Table in Q&A-3 of Treasury Regulation Section 1.401(a)(9)-9. In the case of any other designated beneficiary, life expectancy will be calculated at the time payment first commences using the Single Life Table in Q&A-1 of Treasury Regulation 1.401(a)(9)-9, reduced by one for each subsequent year since distributions first commenced.

d.	For purposes of this requirement, any amount paid to a child of the Annuitant will be treated as if it had been paid to the surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

7.	The Annuitant will be restricted from taking a distribution from this contract except in the event of death, severance from employment, disability (within the meaning of the Internal Revenue Code), attainment of age 59 1/2, or certain cases of hardship, in accordance with IRC Section 403(b)(11).

8.	When this contract is purchased under a plan which provides for a salary reduction agreement, the maximum elective deferrals may not exceed an amount permitted by IRC Section 402(g) relating to the limits on elective deferrals.

The amendatory endorsement is intended to qualify this contract under the provisions of IRC Section 403(b) for federal income tax purposes. The provisions of this contract in conjunction with the attached amendatory endorsement are to be interpreted to maintain such qualification, notwithstanding any other provisions to the contrary. As allowed under this contract, in order to maintain such tax qualification, we reserve the right to amend this amendatory endorsement to reflect any clarifications that may be needed or are appropriate to maintain such tax qualification or to conform this contract to any applicable changes in the tax qualification requirements. We will send you a copy in the event of any such amendment.

Signed for Us at our Home Office.

/s/ Craig D. Vermie	/s/ Marilyn Carp
SECRETARY	PRESIDENT

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